UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2021

ARTIUS ACQUISITION INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39378	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3 Columbus Circle, Suite 2215 New York, NY		10019
(Address of principal executive offices)		(Zip Code)

(212) 309-7668

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-third of one redeemable warrant	AACQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	AACQ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	AACQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On May 27, 2021, Artius Acquisition Inc. (“Artius”) issued a press release announcing, among other things, the following: (i) the effectiveness of its registration statement on Form S-4, which includes a definitive proxy statement (the “Proxy Statement”) and prospectus in connection with its previously announced business combination (“Business Combination”) with Origin Materials, Inc. (“Origin Materials”), (ii) the date of the extraordinary general meeting of Artius (the “Special Meeting”) to be held to consider and approve the Business Combination and certain related matters, (iii) the record date for the determination of shareholders eligible to receive the Proxy Statement and vote at the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1.

Important Additional Information about the Business Combination and Where to Find It:

In connection with the Business Combination, a registration statement on Form S-4 (the “Registration Statement”) has been declared effective by the Securities and Exchange Commission (the “SEC”), which includes a definitive proxy statement of Artius with respect to the Special Meeting. Artius’s shareholders and other interested persons are advised to read the Registration Statement and combined proxy statement/prospectus contained therein and any documents filed in connection therewith, as these materials will contain important information about Origin Materials, Artius, and the Business Combination. The Proxy Statement will be mailed to Artius’s shareholders who were holders of record as of May 19, 2021. The documents filed by Artius with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Artius may be obtained free of charge from Artius at www.artiuscapital.com/acquisition. Alternatively, these documents can be obtained free of charge from Artius upon written request to Artius Acquisition Inc., 3 Columbus Circle, Suite 2215, New York, NY 10019, or by calling 212-287-6767.

Participants in the Solicitation

Artius and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Artius, in favor of the approval of the Business Combination. For information regarding Artius’s directors and executive officers, please see Artius’s annual report on Form 10-K filed with the SEC on March 5, 2021 and as amended on May 3, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement. Free copies of these documents may be obtained as described above.

Non-Solicitation

The disclosure herein is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive document.

Forward-Looking Statements

Certain statements made in this Current Report on Form 8-K, and oral statements made from time to time by representatives of Artius are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding the proposed Business Combination and expectations regarding the combined business are “forward looking statements.” In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Artius’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability of Artius to complete the proposed Business Combination with Origin Materials; the risk of delays in the expected timing of the closing of the proposed Business Combination with Origin Materials; the risk that Artius shareholder approval of the proposed Business Combination is not obtained; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of funds available in Artius’s trust account following any redemptions by Artius’s shareholders; changes in general economic conditions, including as a result of the COVID-19 pandemic; the outcome of litigation related to or arising out of the proposed Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the ability to meet the Nasdaq’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; those factors discussed in Artius’s annual report on Form 10-K, filed with the SEC on March 5, 2021 and as amended on May 3, 2021, under the heading “Risk Factors”; those factors discussed in the Proxy Statement under the heading “Risk Factors” and other documents of Artius filed, or to be filed, with the SEC. Artius does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01.

Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibits

99.1	Press Release dated May 27, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 28, 2021

ARTIUS ACQUISITION INC.

By:	/s/ Boon Sim
Name:	Boon Sim
Title:	Chief Executive Officer

Exhibit 99.1

Artius Announces Effectiveness of Registration Statement and Extraordinary General Meeting Date for Proposed Business Combination with Origin Materials

•	Extraordinary General Meeting of Artius’s shareholders to approve the proposed business combination with Origin Materials to be held on June 23, 2021.

•	Following closing, combined company stock and warrants are expected to trade under the ticker symbols “ORGN” and “ORGNW”, respectively.

•

Artius’s shareholders as of May 19, 2021 are encouraged to submit their votes promptly. Shareholders with questions on how to vote should contact Morrow Sodali LLC at AACQ.info@investor.morrowsodali.com.

New York, NY – May 27, 2021 – Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ, AACQW) announced today that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective its Registration Statement on Form S-4 (as amended, the “Registration Statement”), filed in connection with the previously announced proposed business combination with Origin Materials, Inc. (“Origin Materials”).

An extraordinary general meeting of Artius shareholders to approve, among other things, the proposed business combination will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, located at One Liberty Plaza, New York, NY 10006 and in virtual format at https://www.cstproxy.com/artiusacquisition/sm2021 on June 23, 2021 at 10:00 a.m. Eastern Time. Artius also announced today that it has filed with the SEC a definitive proxy statement/prospectus relating to the extraordinary general meeting and expects to commence mailing to its shareholders of record as of the close of business on May 19, 2021 (the “Record Date”) on or about June 1, 2021.

“We are excited to reach this important step in the transaction process, and with the approval from Artius shareholders, look forward to successfully completing the proposed business combination with Origin Materials as the company scales its disruptive platform technology and decarbonizes the materials industry supply chain,” said Boon Sim, Co-Founder and Chief Executive Officer of Artius.

Rich Riley, Co-Chief Executive Officer of Origin Materials added, “Our mission is to provide carbon-negative material solutions in a world fast transitioning to net zero carbon. We have made significant commercial progress since announcing the transaction with Artius, entering new markets and geographies, with our customer demand nearly doubling to $1.9 billion, comprised of offtake agreements (including customer options) and capacity reservations. With the capital raised, we expect to scale up to begin to meet the estimated $1 trillion addressable market that is at the early stages of transitioning from petroleum feedstocks to non-food, renewable feedstocks.”

Artius Shareholder Vote

Shareholders who own shares of Artius as of the Record Date should submit their vote promptly and no later than 11:59 p.m. Eastern Time on June 22, 2021. Artius shareholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the extraordinary general meeting may contact Artius’s proxy solicitor, Morrow Sodali LLC, by telephone at (800) 662-5200 or (203) 658-9400 or by email at AACQ.info@investor.morrowsodali.com.

The proxy statement/prospectus is also available on Artius’s website at https://www.cstproxy.com/artiusacquisition/sm2021/smproxy, as well as www.sec.gov. Artius shareholders are encouraged to read the definitive proxy statement/prospectus as it contains important information about the proposed transaction, including, among other things, the reasons for Artius’s board of directors’ unanimous recommendation that the shareholders of Artius vote “FOR” the proposed business combination and the other shareholder proposals set forth in the proxy statement/prospectus as well as the background of the process that led to the proposed business combination with Origin Materials. The proposed business combination is expected to close on or about June 24, 2021, subject to receipt of Artius shareholder approval and satisfaction of other customary closing conditions. Following completion of the proposed business combination, Origin Materials will retain its experienced management team. John Bissell and Rich Riley will continue to serve as Co-CEOs and Nate Whaley will continue to serve as CFO. Kathleen B. Fish, former Chief Research, Development and Innovation Officer of Procter & Gamble, Benno O. Dorer, former CEO and Chairman of the Clorox Company, and Pia Heidenmark Cook, Chief Sustainability Officer at Ingka Group (IKEA), will join John Bissell, Rich Riley, Boon Sim, Charles Drucker, Karen Richardson, and William Harvey on Origin Materials’ board of directors.

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational by the end of 2022 with a second commercial plant expected to be operational in 2025 and plans for additional expansion over the next decade.

About Artius Acquisition Corp.

Artius is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC. For more information, visit https://www.artiuscapital.com/acquisition.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination transaction, Artius filed the Registration Statement, which includes a proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s shareholders and Origin Materials’ stockholders in connection with the proposed transaction. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the shareholders of Artius or stockholders of Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’s shareholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Artius and Origin Materials presently do not know, or that Artius and Origin Materials currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artius’s and Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Artius and Origin Materials anticipate that subsequent events and developments will cause its assessments to change. However, while Artius and Origin Materials may elect to update these forward-looking statements at some point in the future, Artius and Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artius’s and Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons who may be deemed participants in the solicitation of proxies in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus.

Contact Information

For Origin Materials

Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

For Artius Acquisition

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

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